EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	6 Months
	Ended
	June 30,	12 Months Ended December 31,
(Dollars in millions)	2008	2007	2006	2005	2004	2003
EARNINGS
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$415	$455	$(212)	$441	$226	$(719)
Add:

Amortization of previously capitalized interest	4	10	12	11	11	11

Distributed income of equity investees	3	3	5	7	3	3
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	10

Total additions	7	13	17	18	14	24
Deduct:
Capitalized interest	10	10	7	7	7	8
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	9	14	8	12	11	11

Total deductions	19	24	15	19	18	19

TOTAL EARNINGS (LOSS)	$403	$444	$(210)	$440	$222	$(714)

FIXED CHARGES
Interest expense	$165	$452	$451	$411	$369	$296

Capitalized interest	10	10	7	7	7	8

Amortization of debt discount, premium or expense	9	24	19	27	61	44
Interest portion of rental expense (1)	51	101	98	94	91	89
Proportionate share of fixed charges of investees accounted for by the equity method	1	1	—	—	—	7

TOTAL FIXED CHARGES	$236	$588	$575	$539	$528	$444

TOTAL EARNINGS BEFORE FIXED CHARGES	$639	$1,032	$365	$979	$750	$(270)

RATIO OF EARNINGS TO FIXED CHARGES	2.71	1.76	*	1.82	1.42	**

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $210 million.

**	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $714 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.